UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number 001-39312
CUSIP Number 72814P109

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR
For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: ________________________________

Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________________________________.
PART I
REGISTRANT INFORMATION

Full Name of Registrant:	PLBY Group, Inc.

Address of Principal Executive Office (Street and number):	10960 Wilshire Blvd, Suite 2200

City, State and Zip Code:	Los Angeles, California 90024

PART II
RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously disclosed, PLBY Group, Inc. (the “Company”) filed with the U.S. Securities and Exchange Commission (“SEC”) on March 13, 2024 a Quarterly Report on Form 10-Q/A for the quarterly period ended June 30, 2023 and a Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2023 (such interim periods, collectively, the “Affected Periods”) to restate the Company’s unaudited condensed consolidated financial statements for the Affected Periods. As a result of the time and effort that was required to complete such restatements, the Company requires additional time to complete the preparation and review process for its consolidated financial statements for the fiscal year ended December 31, 2023 and related disclosures. Accordingly, the Company is unable to file its Annual Report on Form 10-K for the year ended December 31, 2023 (the “Form 10-K”) by the prescribed due date without unreasonable effort and expense. The Company is working diligently and plans to file the Form 10-K as soon as practicable on or before the 15-calendar day extension period provided pursuant to Rule 12b-25(b).

PART IV
OTHER INFORMATION
(1)    Name and telephone number of person to contact in regard to this notification

Marc Crossman	(310) 424-1800
(Name)	(Area Code) (Telephone Number)
(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s anticipated significant changes in its results of operations based on its preliminary unaudited results of operations are as follows:

The Company’s net revenues decreased by $42.5 million, or 23%, from $185.5 million in 2022 to $143.0 million in 2023, primarily due to the Company’s discontinuation of owned-and-operated direct-to-consumer businesses and lower licensing royalties due to ongoing weaker consumer demand.

The Company’s cost of sales decreased by $28.1 million, or 34%, from $82.9 million in 2022 to $54.8 million in 2023, primarily due to lower product costs and lower shipping and fulfillment expenses in connection with the Company’s discontinuation of owned-and-operated direct-to-consumer businesses, as well as a decrease in licensing royalties and commissions.

The Company’s selling and administrative expenses decreased by $26.9 million, or 18%, from $150.5 million in 2022 to $123.6 million in 2023, due to a decrease in digital marketing spend and lower personnel-related expenses, each in connection with the Company’s discontinuation of owned-and-operated direct-to-consumer businesses, the elimination of aircraft expenses, a decrease in outside professional services expense, and a decrease in depreciation and amortization expense, partly offset by higher technology costs, an increase in expense related to special projects and the costs related to forming and operating the Company’s China joint venture.

The Company’s impairment expense decreased by $128.6 million, or 45%, from $283.5 million in 2022 to $154.9 million in 2023, primarily due to lower impairment charges on Playboy-branded trademarks, Honey Birdette trade names and goodwill, which were partly offset in 2023 by the impairment of certain licensing contracts.

The Company’s interest expense increased by $5.6 million, or 31%, from $17.7 million in 2022 to $23.3 million in 2023, primarily due to higher interest rates on the Company’s senior secured debt in 2023 and a decrease in amortization payments in the second half of 2023.

The Company’s loss from continuing operations before taxes for 2023 decreased to $200.2 million, from $306.4 million in 2022, primarily due to the decrease in impairment expense and other items described above. As of the date of this Form 12b-25, the Company had not yet completed evaluating the tax impact to its 2023 net loss, and is therefore unable to provide the Company’s 2023 net loss herein; however, the Company’s 2023 net loss is expected to be significantly less than its 2022 net loss, for the reasons described above.

The Company believes that its results contained herein are materially correct; however, because management’s review is ongoing, there can be no assurance that the financial and accounting information referred to in this filing will not change upon completion of the Company’s audit and filing of the Company’s Annual Report on Form 10-K for the year ended December 31, 2023.
Safe Harbor for Forward-Looking Statements

Information in this Form 12b-25 regarding the Company’s results that are not historical facts and its expectations and beliefs are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, and such forward-looking statements include, but are not limited to, statements about the filing of the Form 10-K, completion of the year-end financial statement audit and expected financial results referred to herein, and/or the Company’s plans, objectives, expectations (financial or otherwise) or intentions. All forward-looking statements included in this Form 12b-25, including expectations about the timing of the completion of the Company’s financial statements and audit for the fiscal year ended December 31, 2023 and the timing, form and content of the Company’s Form 10-K, are based upon information available to the Company as of the date of this Form 12b-25, which may change, and the Company assumes no obligation to update any such forward-looking statements.

PLBY Group, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 15, 2024	By:	/s/ Marc Crossman
Marc Crossman
Chief Financial Officer & Chief Operating Officer